UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

General Finance Corporation

(Name of Subject Company)

General Finance Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Christopher A. Wilson

General Counsel, Vice President and Secretary

General Finance Corporation

39 East Union Street

Pasadena, CA 91103

(626) 584-9722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

John M. Rafferty

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is General Finance Corporation, a Delaware corporation (the “Company,” “General Finance,” “we,” “our” or “us”). The Company’s principal executive office is located at 39 East Union Street, Pasadena, CA 91103. The Company’s telephone number at this address is (626) 584-9722.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of the close of business on April 15, 2021, (i) 30,240,951 Shares were issued and outstanding, (ii) 911,765 Shares were issued and held in treasury by the Company, (iii) 1,452,199 Shares were subject to outstanding options to purchase Shares (“Company Options”), (iv) 57,528 Shares were issuable upon vesting of outstanding restricted stock units to acquire Shares (“Company RSUs”), (v) 403,428 Shares were underlying outstanding restricted stock (“Company Restricted Stock”) and (vi) 400,100 shares of the Company’s preferred stock were issued and outstanding, consisting of (A) 100 shares of 8.00% Series B Cumulative Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), and (B) 400,000 shares of 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock” and, together with the Series B Preferred Stock, the “Company Preferred Stock”).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is https://generalfinance.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware

corporation (“URNA”), to acquire all of the issued and outstanding Shares at a price per Share equal to $19.00 (the “Offer Price”), net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated April 26, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by URNA and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2021, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). URNA is a direct wholly-owned subsidiary of United Rentals, Inc., a Delaware corporation and the ultimate parent company of Merger Sub (“URI”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 15, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, URNA and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase, titled “The Merger Agreement; Other Agreements—The Merger Agreement”. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Surviving Corporation”) (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”).

Upon the closing of the Merger and filing of the certificate of merger with the State of Delaware (the “Effective Time”), each Share (other than (1) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor waived nor lost such rights prior to the Effective Time (“Dissenting Shares”) and (2) Shares (A) owned by the Company (as treasury stock or otherwise) immediately prior to the Effective Time, or (B) then held by URNA or Merger Sub that was accepted for payment by Merger Sub in the Offer (the Shares described in subclause (2) collectively, “Excluded Shares”)) will be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding of taxes (the “Merger Consideration”). The Company Preferred Stock will not be affected by the Merger, and each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will remain an issued and outstanding share of Company Preferred Stock of the Surviving Corporation immediately after the Merger, having the same terms and conditions as of immediately prior to the Effective Time. Prior to the Effective Time, the Company will use its reasonable best efforts to, and will use its reasonable best efforts to cause its transfer agent to, cooperate with URNA and take all actions reasonably necessary or advisable to enable URNA and Merger Sub to provide written notices of redemption to each holder of Preferred Shares, immediately following the Effective Time and on the Closing Date, to redeem all outstanding Preferred Shares in accordance with their terms (the “Preferred Stock Redemptions”).

No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. Following the Merger and the Preferred Stock Redemptions, the Company will cease to be a publicly-traded company and will become an indirect wholly-owned subsidiary of URI.

The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is subject to customary conditions, including, among others: (i) the condition that, prior to the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), together with any Shares otherwise owned by Merger Sub, represent at least one share more than 50% of the then outstanding Shares (the “Minimum Condition”); (ii) no law or order is in effect that makes unlawful or prevents the consummation of the Offer or the Merger; (iii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the receipt by URNA and Merger Sub of the foreign investment approval by Australian foreign investment authorities, (v) the receipt by URNA and/or Merger Sub of all consents and/or clearances required from the New Zealand Overseas Investment Office and/or the New Zealand Minister of Finance to give effect to the Offer and the Merger; (vi) accuracy of the Company’s representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (vii) compliance by the Company with its covenants in the Merger Agreement in all material respects; (viii) the absence of any changes that have (or would reasonably be expected to have) a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole (subject to specified carve-outs); (ix) the absence of a revocation or rescission of the Non-Competition Agreement (defined below); and (x) the absence of a revocation or rescission of the Key Employee Employment Agreements and the Employee Letter Agreements (defined below), and the absence of an indication of intention by any Key Employee (defined below) to leave in connection with the Merger. Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on April 26, 2021. The Offer shall initially be scheduled to expire at 12:00 midnight, New York time, at the end of the day of Friday, May 21, 2021, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Merger Sub, a Delaware corporation, is a direct wholly owned subsidiary of URNA (and an indirect wholly-owned subsidiary of URI) and was formed solely for the purpose of facilitating the acquisition of the Company by URNA. To date, Merger Sub has not carried on any activities other than those related to its formation, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(i) to the Schedule TO, the address of the principal executive office of each of URI, URNA and Merger Sub is 100 First Stamford Place, Suite 700, Stamford, Connecticut, 06902, and the business telephone number of each of URI, URNA and Merger Sub is (203) 622-3131.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the Investor Information page of the Company’s website, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the Information Agent, by telephone at (877) 687-1875 (shareholders toll free) or (212) 750-5833 (banks and brokers).

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) URNA, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, URNA and Merger Sub.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, URNA and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the

Company, URNA or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to URNA and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, URNA and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, URNA or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, URNA or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements—The Merger Agreement”, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

URI and the Company entered into a confidentiality agreement dated as of March 1, 2019 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, URI and the Company agreed that, subject to certain exceptions, certain non-public and/or confidential information each may make available to the other in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose. The Confidentiality Agreement also includes a standstill provision with a term of three years that is subject to certain exceptions.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, the directors, executive officers and certain other stockholders of the Company (collectively, the “Supporting Stockholders”) entered into Tender and Support Agreements (the “Tender and Support Agreements”) with URNA and Merger Sub pursuant to which, among other things and subject to the conditions in the Tender and Support Agreements, such Supporting Stockholders agreed to tender in the Offer the Shares beneficially owned by them, which in the aggregate represent approximately 38.5% of the outstanding Shares.

At any annual or special meeting of the stockholders of the Company, and at any adjournment or postponement thereof, or in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Supporting Stockholders agreed to (or agreed to cause the applicable holder of record to) irrevocably and unconditionally be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by such Supporting Stockholders (to the extent that any such Supporting Stockholder’s Shares are not purchased in the Offer and provided that the Offer price has not been decreased): (a) in favor of the adoption of the Merger Agreement and the approval of the Merger and any action in furtherance of the foregoing and (b) against (i) any “Alternative Proposal” (as defined in the Merger Agreement), (ii) any proposal or action that would reasonably be expected to prevent, interfere with, impede, frustrate, delay, postpone or adversely affect the consummation of the Merger, (iii) any proposal or action that would (or would be reasonably expected to) directly result in a breach of the any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Supporting Stockholder contained in the Tender and Support Agreement, in either case that would result in any condition to the Offer being unsatisfied at the “Expiration Time” (as defined in the Merger Agreement), and (iv) any amendment to the Company’s certificate of incorporation or bylaws.

The Tender and Support Agreements terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) a Change of Recommendation by the Company’s board of directors (the “Board”), (iii) the Effective Time, (iv) any modification to any provision of the Merger Agreement that reduces the amount or changes the form of the Offer Price or Merger Consideration as in effect on the date of the Tender and Support Agreement and (v) the mutual written consent of each of URNA and the stockholders party thereto.

This summary description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit 10.1 to the Company’s Form 8-K filed April 16, 2021, and is incorporated herein by reference.

Non-Competition Agreement

As a condition and inducement to URNA entering into the Merger Agreement, URNA and URI entered into a confidentiality, non-competition, and non-solicitation agreement (the “Non-Competition Agreement”), contingent upon and effective as of the consummation of the Merger, with Ronald Valenta, the Company’s Executive Chairman of the Board. Among other restrictions, the Non-Competition Agreement imposes certain non-competition and non-solicitation restrictions on Mr. Valenta during the five-year period following the consummation of the Merger.

The foregoing description of the Non-Competition Agreement does not purport to be complete and is qualified in its entirety by the full text of the Non-Competition Agreement, a copy of which was filed as Exhibit 10.2 to the Company’s Form 8-K filed April 16, 2021, and is incorporated by reference herein.

Key Employee Employment Agreements, Key Employee Letters

As a condition and inducement to URNA entering into the Merger Agreement, URNA, the Surviving Corporation or a subsidiary of URNA entered into “at will” employment agreements, contingent upon and effective as of the consummation of the Merger, with certain executive officers and management personnel of the Company selected by URNA (“Key Employees”), setting forth the terms and conditions of each Key Employee’s continued employment with URNA, the Surviving Corporation or a subsidiary of URNA from and after the consummation of the Merger, substantially in the form filed as Exhibit 10.3 to the Company’s Form 8-K filed April 16, 2021 (the “Key Employee Employment Agreements”).

The Key Employee Employment Agreements provide, among other things, that (i) the Key Employees shall be subject to standard restrictive covenants, including, without limitation, the non-compete and non-solicitation provisions set forth in the Key Employee Employment Agreements for the period during their employment with

URNA and for the 12-month period following the termination of such employment, as well as assignment of intellectual property rights and non-disclosure of proprietary and confidential information; and (ii) any severance provisions contained in the Key Employee’s existing employment agreement with the Company shall continue to apply following consummation of the Merger, subject to certain changes to the definition of “Good Reason” as set forth in such Key Employee Employment Agreements.

The Key Employees include the following individuals: (i) Jody E. Miller, the Company’s President and Chief Executive Officer, (ii) Charles E. Barrantes, the Company’s Executive Vice President and Chief Financial Officer; (iii) Christopher A. Wilson, the Company’s General Counsel, Vice President and Secretary; (iv) Jeffrey A. Kluckman, the Company’s Executive Vice President of Global Business Development; (v) Theodore M. Mourouzis, Chief Executive Officer and President of Pac-Van, Inc.; and (vi) Eric Weber, Chief Financial Officer of Pac-Van, Inc.

In addition to their Key Employee Employment Agreements, each Key Employee has also entered into a letter agreement with URNA, substantially in the form filed as Exhibit 10.4 to the Company’s Form 8-K filed April 16, 2021 (the “Employee Letter Agreements”), pursuant to which each Key Employee has agreed, in the event the Key Employee’s post-Merger employment with URNA is terminated under certain circumstances, to repay to URNA a portion of the consideration that Key Employee received in respect of unvested equity awards that were accelerated in connection with the Merger.

The foregoing description of the Key Employee Employment Agreements and the Key Employee Letter Agreements does not purport to be complete and is qualified in its entirety by the full text of Exhibits 10.3 and 10.4 to the Company’s Form 8-K filed April 16, 2021, which are incorporated by reference herein.

Transaction Bonuses

In connection with the execution of the Merger Agreement, the Company has granted retention bonuses (“Retention Bonuses”) to certain of its employees, including its named executive officers, pursuant to retention bonus letters substantially in the form filed as Exhibit 10.5 to the Company’s Form 8-K filed April 16, 2021 (the “Retention Bonus Letters”), which provide for payments to each such employee contingent on that employee’s continued employment with the Company through the consummation of the Merger and the execution and non-revocation of a release. The Retention Bonus amounts for the foregoing individuals are as follows:

Name and Principle Position	Retention Bonus Amount
Ronald Valenta Executive Chairman	$500,000
Jody E. Miller President and Chief Executive Officer	$500,000
Charles E. Barrantes Executive Vice President and Chief Financial Officer	$300,000
Christopher Wilson Vice President, General Counsel and Secretary	$240,000
Jeffrey A. Kluckman Executive Vice President of Global Business Development	$200,000
Theodore M. Mourouzis Chief Executive Officer and President, Pac-Van, Inc.	$170,000
Neil R. Littlewood Chief Executive Officer, Royal Wolf	$75,000

Beneficial Ownership of the Shares

According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor URNA, nor to the knowledge of Merger Sub and URNA, any of the persons listed in Annex A of the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or URNA, beneficially owns any equity security of the Company, and neither Merger Sub nor URNA, nor, to the knowledge of Merger Sub and URNA, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements with the Company’s Executive Officers and Directors.

In considering the recommendation of the Board set forth in the section titled “—Recommendation of the Board” in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Ronald F. Valenta	Executive Chairman of the Board
Jody E. Miller	President and Chief Executive Officer
Charles E. Barrantes	Chief Financial Officer and Executive Vice President
Christopher A Wilson	General Counsel, Vice President & Secretary
Jeffrey A. Kluckman	Executive Vice President of Global Business Development
Neil R. Littlewood	Chief Executive Officer, Royal Wolf
Theodore M. Mourouzis	Chief Executive Officer and President, Pac-Van, Inc.
Eric Weber	Chief Financial Officer, Pac-Van, Inc.
Greg Baker	Chief Financial Officer, Royal Wolf

Current Employment Agreements with Named Executive Officers

The Company entered into an employment agreement with Mr. Valenta on March 16, 2021, under which he agreed to serve as the Executive Chairman of the Board. Under the employment agreement, Mr. Valenta’s base annual salary is $425,000 and he is eligible to receive an annual bonus each fiscal year determined by the Compensation Committee of the Board, provided he is employed on the last day of such year. The Company reimburses Mr. Valenta up to $2,500 per month for reasonable and necessary work-related expenses and provides health, dental, vision and supplemental disability premiums for Mr. Valenta and his family.

The Company entered into an employment agreement with Mr. Miller on January 1, 2018, under which he agreed to serve as the Company’s Chief Executive Officer and President. Under the employment agreement, Mr. Miller received a base annual salary of $425,000 in fiscal year 2020 and was eligible to receive an annual bonus of $350,000 for fiscal year 2020. The Company pays Mr. Miller an automobile allowance of $650 per month, and the Company reimburses Mr. Miller for health, dental, vision and supplemental disability premiums for Mr. Miller and his family.

The Company entered into an amended and restated employment agreement with Mr. Barrantes on August 25, 2009, under which he agreed to serve as the Company’s Executive Vice President and Chief Financial Officer. Under the employment agreement, Mr. Barrantes received a base annual salary of $309,000 in fiscal year 2020. The Company reimburses Mr. Barrantes for health, dental, vision and supplemental disability premiums for Mr. Barrantes and his immediate family.

Pac-Van, Inc. entered into an employment agreement with Mr. Mourouzis on October 5, 2010, under which he agreed to serve as the President of Pac-Van, Inc. Mr. Mourouzis was paid an annual base salary of $274,231 in fiscal year 2020 and he is eligible to receive an annual bonus based on criteria developed by the Compensation Committee of the Board.

Royal Wolf entered into an employment agreement with Mr. Littlewood dated February 7, 2016. Under his employment agreement Mr. Littlewood agreed to serve as the chief executive officer of Royal Wolf Holdings. The employment agreement provides that Mr. Littlewood would be paid an annual base salary of A$475,000 (including superannuation contributions), an annual discretionary bonus targeted at 40% of the annual base salary and long-term incentives in each fiscal year targeted at 40% of the annual base salary.

Termination and Severance

Messrs. Valenta, Barrantes, Miller and Mourouzis may terminate their employment at any time upon 30 days’ notice to the Company, and the Company may terminate the named executive officer’s employment at any time upon notice to such named executive officer. Mr. Littlewood’s employment agreement requires 6 months’ notice prior to a termination of employment or a payment of 6 months’ base salary in lieu of such notice.

The employment agreement with Mr. Valenta provides for a severance payment equal to one year’s salary if his employment is terminated without cause or for good reason or there is a change of control of the Company, each as defined in the employment agreement and summarized below.

The employment agreements with Messrs. Miller, Barrantes and Mourouzis provide that upon a termination without cause or resignation for good reason: (1) Mr. Miller is entitled to a lump sum severance payment equal to 12 months’ base salary, subject to the execution of a written release; (2) Mr. Barrantes is entitled to a lump sum severance payment equal to 12 months’ base salary plus the pro-rated bonus for such year as in effect on the date of termination and reimbursement for health and other insurance benefits for one year post-employment, subject to the execution of a written release; and (3) Mr. Mourouzis is entitled to a lump sum severance payment equal to 8 months’ base salary plus the pro-rated bonus for such year as in effect on the date of termination and reimbursement for health and other insurance benefits for one year post-employment, subject to the execution of a written release.For purposes of the named executive officers’ employment agreements, other than for Mr. Littlewood, events constituting “cause” generally refer to the named executive officer’s: (1) a breach of any obligation, duty or agreement under the employment agreement, which breach is not cured or corrected within the written notice period set forth therein; (2) act of personal dishonesty, fraud, breach of fiduciary duty or trust; (3) conviction of, or plea of guilty or nolo contendere with respect to, theft, fraud, a crime involving moral turpitude, or a felony under federal or applicable state law; (4) act of personal conduct that gives rise to a material risk of liability under federal or applicable state law for discrimination or sexual or other forms of harassment or other similar liabilities to subordinate employees; (5) continued and repeated substantive violations of specific written direction of the Board, which directions are consistent with the employment agreement and his position, or continued and repeated substantive failure to perform duties assigned by or pursuant to the employment agreement, subject to the written notice and cure period set forth therein; (6) conduct that is demonstrably and materially injurious to the Company or its affiliates, or that materially harms the reputation or financial position of the Company or its affiliates; (7) liability in any SEC or other civil or criminal securities law action or entering into any cease and desist order with respect to such action where the conduct that is the subject of such action is demonstrably and materially injurious to the Company or its affiliates; (8) (i) obstruction or impediment, (ii) endeavor to influence, obstruct or impede, or (iii) failure to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity; or (9) material misrepresentations in connection with his resume, employment history, education and experience.

For purposes of the named executive officers’ employment agreements, other than for Mr. Littlewood, “good reason” generally refers to the occurrence of one or more of the following, provided that written notice is received by the Company within 90 days of the event constituting good reason: (1) a reduction in base salary; or (2) the assignment of duties and responsibilities that are materially beneath those of the named executive officer’s current position provided that notice is provided to the Company within five business days of the assignment of such duties and the Company does not revoke such duties and responsibilities. For Messrs. Barrantes and Mourouzis, “good reason” also includes (A) a permanent relocation of his place of employment by more than 40 miles from his current home address and (B) the Company hiring or employing someone senior to them unless the executives are themselves promoted as well.

The definitions summarized above vary in some respects among the Company’s agreements with its named executive officers and are described in greater detail in such agreements, which have previously been filed as exhibits to the Company’s periodic reports with the SEC.

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of April 23, 2021, the executive officers and directors of the Company owned, in the aggregate, 8,210,390 Shares (which, for clarity, excludes shares issuable upon the exercise of Company Options and the settlement of Company RSUs).

The following table sets forth (1) the number of Shares beneficially owned as of April 23, 2021, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company Options and the settlement of Company RSUs) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $19.00 per Share.

	Number of Shares(4)	Cash Value of Shares
Executive Officers
Jody E. Miller(1)	480,991	$9,138,829
Charles E. Barrantes	186,250	$3,538,750
Christopher A. Wilson	138,352	$2,628,688
Jeffrey A. Kluckman	148,613	$2,823,647
Neil R. Littlewood	117,077	$2,224,463
Theodore M. Mourouzis	490,272	$9,315,168
Eric Weber	62,500	$1,187,500
Greg Baker	65,813	$1,250,447
Directors
Ronald F. Valenta(2)	4,603,741	$87,471,079
James B. Roszak	132,597	$2,519,343
Larry D. Tashjian	258,911	$4,919,309
Manuel Marrero	172,002	$3,268,038
Susan L. Harris	68,377	$1,299,163
William H. Baribault	49,600	$942,400
Douglas B. Trussler(3)	1,235,294	$23,470,586
All executive officers and directors as a group (15 persons)	8,210,390	$155,997,410

(1)	Mr. Miller serves as the Chief Executive and President of the Company, as well as serving as a director on the Board.
(2)	Mr. Valenta also serves as Executive Chairman of the Board.
(3)

Consists of 1,235,294 shares owned by Bison Capital Partners V, L.P. and Bison Capital Partners V-A, L.P. (with 1,130,566 shares owned by Bison Capital Partners V, L.P. and 104,728 shares owned by Bison Capital Partners V-A, L.P.). Mr. Trussler is a managing member of the general partner of Bison Capital Partners V, L.P. and Bison Capital Partners V-A, L.P.

(4)

On April 14, 2021, the Compensation Committee approved, subject to the completion of the merger, acceleration of the vesting of all Company Restricted Stock with vesting to occur as of the Effective Time pursuant to the 2009 Stock Incentive Plan and the Amended and Restated 2014 Stock Incentive Plan (collectively, the “Stock Plans”), as described further under the heading “—Arrangements with the Company’s Executive Officers.” Such Company Restricted Stock is included in the “Number of Shares”

beneficially owned in the table above. Assuming that the Effective Time occurs on or prior to June 1, 2021, the value of such Company Restricted Stock, calculated as the product of the aggregate number of Shares subject to the Company Restricted Stock and the Offer Price, will be as follows:

•	Jody Miller: 121,957 Shares underlying Restricted Stock with a cash value of $2,317,183

•	Charles Barrantes: 38,332 Shares underlying Restricted Stock with a cash value of $728,308

•	Christopher Wilson: 33,332 Shares underlying Restricted Stock with a cash value of $633,308

•	Jeffrey Kluckman: 38,333 Shares underlying Restricted Stock with a cash value of $728,327

•	Theodore Mourouzis: 16,666 Shares underlying Restricted Stock with a cash value of $316,654

•	Eric Weber: 25,998 Shares underlying Restricted Stock with a cash value of $493,962

•	James Roszak: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	Larry Tashjian: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	Manuel Marrero: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	Susan Harris: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	William Baribault: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

Effect of the Offer and the Merger on Company Equity Awards

Regarding the Company’s outstanding Company Options, Company Restricted Stock and Company RSUs (collectively, the “Company Equity Awards”), the Merger Agreement provides that at the Effective Time, (1) all outstanding Company Options (whether vested or unvested) will be cancelled and the holders will be entitled to receive (without interest) an amount in cash equal to the product of (X) the number of Shares subject to the Company Option; multiplied by (Y) the excess (if any) of the Offer Price over the exercise price applicable to the option, less applicable withholding of taxes, (2) any vesting conditions applicable to outstanding Company Restricted Stock will accelerate in full, and such Company Restricted Stock will be converted into and become exchanged for the Merger Consideration, and (3) any vesting conditions applicable to outstanding Company RSUs will accelerate in full, and each Company RSU will be cancelled and the holders will be entitled to receive (without interest) an amount in cash equal to the product of (X) the number of Shares subject to the Company RSU; multiplied by (Y) the Offer Price, less applicable withholding of taxes.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding Company Equity Awards, see the section titled “—Quantification of Payments Related to Company Equity Awards” below.

Quantification of Payments Related to Company Equity Awards

The Company’s executive officers and directors hold Company Equity Awards which, pursuant to the Merger Agreement, will be treated as set forth in the section entitled “—Effect of the Offer and the Merger on Company Equity Awards.” The following table identifies for each of the executive officers and directors the number of Shares subject to his equity awards outstanding as of April 23, 2021 that will be cancelled in exchange for cash payment in connection with the Merger.

In addition, the following table assumes that no Company Options will be exercised, no Company RSUs and Company Restricted Stock will vest and be settled, and no dividends will be paid with respect to Shares between April 23, 2021 and at any time prior to the closing of the Merger. For Company Options, the estimated aggregate amounts set forth below are based on the Offer Price of $19.00 per Share, net of the applicable exercise price, multiplied by the total number of Shares subject to each applicable award. For Company RSUs, the estimated aggregate amounts set forth below are based on the Offer Price of $19.00 per Share, multiplied by the total number of Shares subject to each applicable award. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

	Company Options		Company RSUs
	Number of Shares of Common Stock Subject to Vested and Unvested Company Options(1)	Total Cash Spread Value of Vested and Unvested Options(2)	Aggregate Company RSUs(1)	Aggregate Company RSU Value(3)	Total Equity Award Consideration
Executives
Jody E. Miller	—	—	—	—	—
Charles E. Barrantes	305,000	$4,374,400	—	—	$4,374,400
Christopher A. Wilson	305,000	$4,115,650	—	—	$4,115,650
Jeffrey A. Kluckman	175,000	$2,460,650	—	—	$2,460,650
Neil R. Littlewood	—	—	23,634	$544,046	$544,046
Theodore M. Mourouzis	78,406	$1,205,751	—	—	$1,205,751
Eric Weber	43,000	$566,850	—	—	$566,850
Greg Baker	—	—	15,024	$285,456	$285,456
Directors
Ronald F. Valenta(4)	160,000	$2,539,200	—	—	$2,539,200
James B. Roszak	9,000	$147,780		—	$147,780
Larry D. Tashjian	—		—	—	—
Manuel Marrero	—		—	—	—
Susan L. Harris	9,000	$147,780	—	—	$147,780
William H. Baribault	—	—	—	—	—
Douglas B. Trussler	—		—	—	—

(1)

On April 14, 2021, the Compensation Committee approved, subject to the completion of the merger, acceleration of the vesting of Company Options and Company RSUs with vesting to occur as of the Effective Time pursuant to the Stock Plans, as described further under the heading “—Arrangements with the Company’s Executive Officers.”

(2)

To estimate the value of payments for vested and unvested Company Options, (i) the aggregate number of Shares subject to the Company Options was multiplied by (ii) the Offer Price, less their applicable exercise prices.

(3)	To estimate the value of payments for Company RSUs, the aggregate number of Shares subject to the Company RSUs was multiplied by the Offer Price.
(4)	Company Options are owned by GF Group Holdings, Inc., an entity controlled by Mr. Valenta.

As noted above in footnote 4 to the table under the preceding heading “ —Effect of the Offer and the Merger on Outstanding Shares,” on April 14, 2021, the Compensation Committee approved, subject to the completion of the merger, acceleration of the vesting of all Company Restricted Stock with vesting to occur as of the Effective Time pursuant to the Stock Plans, as described further under the heading “—Arrangements with the Company’s Executive Officers.” Such Company Restricted Stock is included in the “Number of Shares” beneficially owned in table under the preceding heading “ —Effect of the Offer and the Merger on Outstanding Shares.” Assuming

that the Effective Time occurs on or prior to June 1, 2021, the value of such Company Restricted Stock, calculated as the product of the aggregate number of Shares subject to such Company Restricted Stock and the Offer Price, will be as follows:

•	Jody Miller: 121,957 Shares underlying Restricted Stock with a cash value of $2,317,183

•	Charles Barrantes: 38,332 Shares underlying Restricted Stock with a cash value of $728,308

•	Christopher Wilson: 33,332 Shares underlying Restricted Stock with a cash value of $633,308

•	Jeffrey Kluckman: 38,333 Shares underlying Restricted Stock with a cash value of $728,327

•	Theodore Mourouzis: 16,666 Shares underlying Restricted Stock with a cash value of $316,654

•	Eric Weber: 25,998 Shares underlying Restricted Stock with a cash value of $493,962

•	James Roszak: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	Larry Tashjian: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	Manuel Marrero: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	Susan Harris: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

•	William Baribault: 6,896 Shares underlying Restricted Stock with a cash value of $131,024

Future Arrangements with URNA

As described above in the section titled “—Non-Competition Agreement” above and “—Key Employee Employment Agreements, Key Employee Letters” above, in connection with the execution of the Merger Agreement, URNA entered into the Non-Competition Agreement with Ronald Valenta, the Company’s Executive Chairman of the Board, and URNA entered into the Key Employee Employment Agreements and the Employee Letter Agreements with the Key Employees.

Between the date of the Merger Agreement and the closing of the Merger, with prior notice to and consultation with the Company, URNA may seek to enter into new employment or similar agreements with certain employees of the Company (contingent on the occurrence of the closing of the Merger), including agreements with non-competition and non-solicitation provisions, to the extent such covenants are enforceable pursuant to their terms and applicable law. In connection with the foregoing, it is possible that employees of the Company and its subsidiaries, including executive officers, will enter into new compensation arrangements with URI, URNA or any of their subsidiaries. Any such arrangements will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Ronald Valenta, Jody E. Miller, Charles E. Barrantes, Theodore M. Mourouzis and Neil R. Littlewood. The table below assumes that: (a) the Effective Time occurred on April 23, 2021; (b) the price per Share in the Offer is $19.00 (the Offer Price); (c) a qualifying termination of each named executive officer’s employment (i.e., a termination without cause, or for good reason) occurs immediately following the Effective Time in a manner entitling the named executive officers, to receive the severance benefits described in the sections above titled “—Arrangements with the Company’s Executive Officers” and “Future Arrangements with URNA” other than accrued but unpaid obligations; (d) no named executive officer receives any additional equity grants, no Company Options will be exercised, no shares of

Company Restricted Stock or Company RSUs will vest, no awards of Company Restricted Stock or Company RSUs will be settled, and no dividends will be paid with respect to Shares on or prior to the Effective Time; (e) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under “—Arrangements with the Company’s Executive Officers” and “Future Arrangements with URNA”; (f) no payments are delayed due to Section 409A of the Code; and (g) the named executive officers will be paid any earned bonuses at the time when bonuses are typically paid, and such bonuses are not based on or otherwise related to the Merger, and therefore do not constitute “golden parachute” compensation. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

For purposes of this discussion, “single-trigger” refers to benefits that arise solely as a result of the closing, and “double-trigger” refers to benefits that require two conditions, which are the closing as well as a qualifying termination of employment following the effective time, as applicable.

Potential Change in Control Payments to Named Executive Officers

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
Ronald Valenta	$425,000	—	—	$500,000	$925,000
Jody E. Miller	$425,000	$2,317,221	—	$500,000	$3,242,221
Charles E. Barrantes	$534,000	$728,346	$35,228	$300,000	$1,597,574
Theodore M. Mourouzis	$311,667	$316,673	$20,433	$170,000	$818,773
Neil R. Littlewood	$180,991	$544,046	—	$75,000	$800,037

(1)

The amounts shown above reflect the sum of: (i) a lump sum payment equal to 12 months of base salary in the case of Messrs. Valenta, Miller and Barrantes, a lump sum payment equal to 8 months of base salary in the case of Mr. Mourouzis, and a lump sum payment equal to 6 months of base salary in the case of Mr. Littlewood; and (ii) an annual target bonus amount of $425,000 in the case of Mr. Miller, an annual target bonus amount of $225,000 in the case of Mr. Barrantes, an annual target bonus amount of $135,000 in the case of Mr. Mourouzis, and an annual target bonus amount of $148,808 in the case of Mr. Littlewood (assuming in each case a full year’s target bonus is paid to such named executive officers). While the respective employment agreements of Messrs. Barrantes and Mourouzis provide that if termination of employment were to occur prior to fiscal year end a pro rata bonus would be payable, the Company expects that a full-year fiscal year bonus will be paid based on anticipated operating results for the full fiscal year, which is reflected in the table above.

Mr. Valenta’s cash severance amounts are “single-trigger” (i.e., the amounts are payable upon a change of control of the Company).

The other named executive officers are not entitled to enhanced or different severance entitlements in the event of a change of control. For Messrs. Miller, Barrantes and Mourouzis, their severance entitlements are triggered upon a termination by the Company without cause or a voluntary resignation for good reason at any time, although the executives have waived their good reason rights in certain circumstances, including if their duties and responsibilities are materially diminished and, for Mr. Mourouzis and for a 60-day period for Mr. Barrantes only, hiring or employing someone senior to them unless the executives are themselves promoted as well. As described in more detail above in “—Key Employee Employment Agreements, Key Employee Letters”, such executives are subject to standard restrictive covenants, including, without limitation, the non-compete and non-solicitation provisions set forth in the Key Employee Employment

Agreements for the period during their employment with URNA and for the 12-month period following the termination of such employment, as well as assignment of intellectual property rights and non-disclosure of proprietary and confidential information.

For Mr. Littlewood, his severance entitlements reflect a payment in lieu of a 6-month notice period. Mr. Littlewood is subject to the 6-month non-competition and non-solicitation provisions set forth in his employment agreement.

(2)

As described in more detail in the sections above titled “—Effect of the Offer and the Merger on Company Equity Awards”, at the effective time, any outstanding Company Options, Company Restricted Stock and Company RSUs will vest in full upon the closing of the Merger (i.e., “single-trigger” vesting) and be settled for the Offer Price (less, in the case of Company Options, the applicable exercise price), less any required withholding taxes. Set forth in the table below are the values of each type of unvested equity-based award that, in each case, would vest on closing of the Merger based on the assumed effective time of April 23, 2021. The Company’s named executive officers do not have any outstanding unvested options.

Name	Company RSUs	Company Restricted Stock	Total ($)
Ronald Valenta	—	—	—
Jody E. Miller	—	$2,317,183	$2,317,183
Charles E. Barrantes		$728,346	$728,346
Theodore M. Mourouzis	—	$316,654	$316,654
Neil R. Littlewood	$544,046	—	$544,046

(3)

Represents premiums for COBRA continuation coverage, based on rates in effect on April 23, 2021, for up to 12 months. The premiums for COBRA continuation coverage are payable only following a qualifying termination of employment. For purposes of quantifying health care benefits, reflects assumptions used for financial reporting purposes under generally accepted accounting principles.

(4)

Reflects Retention Bonus amounts paid to the named executive officers. See “—Transaction Bonuses” for further information on such Retention Bonuses. The Retention Bonus amounts are “single-trigger” (i.e., the amounts are payable upon a change of control of the Company), subject to continued employment through the closing of the Merger and conditioned on the recipient’s execution and non-revocation of a general release of claims.

Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, URNA has agreed that employees of the Company and its subsidiaries at the Effective Time who continue to remained employed with the Company or any of its subsidiaries as of such date (“Continuing Employees”) shall, following the Effective Time, receive compensation and benefits (including severance benefits) substantially comparable to those provided by URNA and its affiliates to similarly situated employees of URNA and its affiliates (excluding defined benefit pension plans and stock-based compensation); provided that to the extent any Continuing Employee is provided with compensation and benefits that are substantially the same as those provided to such Continuing Employee by the Company immediately prior to the closing of the Merger, such compensation and benefits will be deemed to satisfy the requirements of this section.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation (the present and former directors and officers of the Company and its Subsidiaries collectively, the “Indemnified Parties”).

URNA and Merger Sub agreed that from and after the Effective Time, to the fullest extent that the Company would have been permitted under applicable law and the Company’s certificate of incorporation and bylaws in effect as of the date of the Merger Agreement, URNA and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless the Indemnified Parties against all costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and advance related expenses as incurred (provided that any Indemnified Party to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the applicable courts that such Indemnified Party is not entitled to such advanced expenses).

At or prior to the Effective Time, the Company shall purchase six-year prepaid “tail” policies for the extension of the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance policies with terms, conditions, retentions and limits of liability that are substantially identical to the Company’s existing policies, in each case for a claims reporting or discovery period of the six-year “tail” period with respect to any claim related to matters existing or occurring at or prior to the Effective Time, except that the aggregate annual premium amount for such insurance policies shall not exceed an agreed cap on the aggregate annual premiums for such policies (the “Premium Ceiling”), and if such premiums for such “tail” policies would exceed the Premium Ceiling, then the Company shall purchase policies that provide the greatest coverage available at an annual premium not exceeding the Premium Ceiling.

Additionally, all rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of the Indemnified Parties for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between the Company and the Indemnified Parties (in the forms made available by the Company to URNA in connection with the Merger Agreement), shall survive the consummation of the Offer and the Merger and shall not be amended, repealed or otherwise modified in any manner that would be less favorable in any material respect to such Indemnified Parties than such rights existing prior to the Effective Time, and shall be observed by URNA, the Surviving Corporation and their successors and assigns to the fullest extent available under applicable Law for a period of six years from the Effective Time.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the time Merger Sub accepts, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer, the compensation committee of the Company Board will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 16 Matters

Pursuant to the Merger Agreement, the Company and the Board will take all such actions as may be necessary or advisable to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable law.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

The Board reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisor and, on April 15, 2021, the Board unanimously (1) determined that the Offer, the Merger and the Transactions are fair to and in the best interests of the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (3) resolved that the Merger shall be effected under Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer and (4) recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Accordingly, for the reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders tender their Shares to Merger Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that lead to the signing of the Merger Agreement. The following chronology does not purport to catalog every conversation among the Board, members of Company management or the representatives of the Company and other parties.

Prior Strategic Initiatives in 2019

The Company is a leading specialty rental services company offering portable storage, modular space and liquid containment solutions, with a diverse and expanding lease fleet of 101,251 units as of December 31, 2020. As part of the Company’s regular evaluation of long-term strategic goals and plans, the Board and senior management periodically review, consider and assess our operations and financial performance, as well as industry and other conditions.

In January, 2019, the Board commenced a review of the Company’s strategic alternatives. As part of that review, the Board conducted a process to evaluate market interest in acquiring the Company (the “2019 Review Process”). The Board engaged a financial advisor to assist it in that process. During the 2019 Review Process, the Board, through its financial advisor, contacted approximately 25 potential acquirors, of which four were strategic bidders (including URI) and 21 were private equity sponsors. During the 2019 Review Process, the Company received two preliminary nonbinding indications of interest in a possible acquisition of the Company. From May 2019 until November 2019, the Board and senior management, with the assistance of the financial advisor and outside legal counsel, engaged in discussions with the two potential acquirors that had submitted preliminary nonbinding indications of interest (which were among the 25 potential acquirors contacted) regarding a potential acquisition of the Company and with several other potential bidders regarding a potential acquisition of Company subsidiaries or divisions. The Company terminated the 2019 Review Process in February 2020 after no acceptable offers were received.

During the 2019 Review Process, the Company entered into a confidentiality agreement with URI, which included customary non-disclosure and standstill provisions, and the Company and URI discussed URI making a bid to acquire the Company but URI did not submit a proposal to acquire the Company at such time.

Acquisition Interest in 2020-2021

From February 2020 until December 2020 no indications of interest or offers to acquire the Company were received.

During December 2020, principals of a private equity sponsor began unsolicited communications with the financial advisor that represented the Company in the 2019 Review Process and expressed an interest in meeting with the Company’s senior management.

On January 7, 2021, Company senior management met with principals of the private equity sponsor. At this meeting, the Company’s senior management presented an overview of the Company’s business, recent performance trends, strategic plan and opportunities for growth.

Discussions and negotiations with the private equity sponsor lead to its submission on February 2, 2021 of a non-binding proposal to acquire the Company for $13 to $14 per Share, with a request for 30 days of exclusive negotiations; after Company management declined this proposal, the private equity sponsor advised the Company’s former financial advisor on February 9, 2021 that the non-binding proposal would be increased to $16 per Share.

The Board met on February 9, 2021 to review and consider the private equity sponsor’s $16 per Share offer. The Board also discussed the current state of the Company’s business, including its financial condition and outlook. After consideration, the Board directed the Company’s senior management to contact the private equity sponsor to reject the request for exclusivity and to convey a counteroffer of $18.50 per Share to acquire the Company. Following the Company’s counteroffer, the private equity firm submitted a non-binding $17 per Share offer on February 19, 2021 to acquire the Company.

On February 17, 2021, in response to an invitation from a strategic bidder, Ronald Valenta, the Company’s Executive Chairman, and a representative of the strategic bidder met to discuss a possible bid to acquire the Company.

On February 22, 2021, a representative of URI senior management sent an email to Jody Miller, the Company’s chief executive officer and president, to schedule a time for them to speak. Mr. Miller responded via email that he was available to speak on February 25, 2021.

On February 24, 2021, the Board met to consider the private equity sponsor’s $17 per Share offer, and the Board discussed the February 22, 2021 call between Mr. Miller and the URI representative. After consideration, the Board directed Company senior management to negotiate further with the private equity sponsor without submitting a counteroffer.

On February 25, 2021, a URI representative contacted Mr. Miller spoke by phone to discuss the Company’s business, trends and financial results and business in general. The URI representative informed Mr. Miller that URI would submit a non-binding proposal to acquire the Company.

On February 28, 2021, the URI representative phoned Mr. Miller to advise that URI was holding internal discussions concerning the possible acquisition. Mr. Miller sent the URI representative a copy of the Company’s publicly-filed investor presentation.

On March 1, 2021, Mr. Miller spoke with a URI representative about URI’s possible acquisition of the Company and possible terms of the acquisition.

On March 2, 2021, the private equity sponsor submitted a “best-and-final” proposal to acquire the Company for $18 per Share, with a request for 30-45 days of exclusive negotiations, and the strategic bidder delivered a proposal to acquire the Company for $16.50 per Share.

On March 2, 2021, the URI representative and Mr. Miller discussed the terms of a possible non-binding proposal and timeline for URI to acquire the Company, as well as a proposed purchase price. Later on March 2, 2021, URI submitted a non-binding proposal to acquire the Company for a purchase price in the range of $19 to $20 per Share, subject to the satisfactory completion of due diligence and the negotiation of a mutually satisfactory merger agreement.

On March 2, 2021, the Board met to consider the $18 per Share private equity sponsor proposal, the $16.50 per Share strategic bidder proposal and the URI $19 to $20 per Share proposal. Representatives of the Company’s senior management and representatives of Morrison & Foerster LLP, the Company’s outside legal counsel (“Morrison & Foerster”), were present during a portion of the meeting. The Board discussed, among other things, their initial views on the proposals, including the price offered relative to the Company’s market valuation and recent trading history. The Board authorized management to reject the strategic bidder’s proposal and to further explore the transactions with the private equity sponsor and URI.

On March 3, 2021, the URI representative and Mr. Miller spoke by phone to clarify the points in the URI March 2, 2021 proposal and scheduled a further call for March 5, 2021.

On March 5, 2021, the Company’s senior management held a phone call with a URI representative regarding the Company’s operating results, industry trends and the structure of a possible URI acquisition of the Company.

The URI representative and Mr. Miller spoke by phone on March 8, 2021 to discuss the requirements of a virtual data room and completion of the next phase of URI’s due diligence investigation that would be necessary before URI could submit a revised proposal to acquire the Company. The URI representative and Mr. Miller also scheduled a March 10 call in which the Company’s senior management would meet with URI senior management.

On March 9, 2021, the URI representative and Mr. Miller discussed the URI March 2, 2021 proposal.

On March 10, 2021, a conference call was held among the senior management teams of the Company and URI to introduce the management teams to each other and discuss the Company’s business.

On March 11, 2021, Company and URI representatives discussed by phone a possible URI acquisition of only the Company’s North America operations and the purchase by URI of the entire Company.

On March 12, 2021, Company and URI representatives held a phone call and continued to discuss the possible URI acquisition of the entire Company and the Company’s North America operations.

Following the Company’s request for URI to increase the price to acquire the Company, URI presented a non-binding written proposal on March 12, 2021 to acquire the Company that included the price of $18.00 per Share, subject to customary closing conditions that included the results of a due diligence investigation satisfactory to URI and a mutually acceptable merger agreement.

After Mr. Miller advised URI senior management on March 12, 2021 that $18.00 per Share was not sufficient, URI and Company senior management discussed alternative transaction structures that might provide more value to the Company stockholders. Later on March 12, 2021, URI presented a revised non-binding written proposal to acquire the Company’s North American business for between $760,000,000 and $775,000,000.

On March 14, 2021, URI and Company senior management, representatives of Sullivan & Cromwell LLP (“S&C”), outside legal counsel for URI, and Morrison & Foerster discussed potential transaction structures via conference call, including the possible sale of the Company’s North America business.

Later on March 14, 2021, the Board met with senior management and a representative of Morrison & Foerster to consider the URI March 12, 2021 proposal to acquire the Company for a price of $18 per Share, a proposal from a private equity firm to acquire the Company for $18 per Share and a proposal to acquire one of the Company’s subsidiaries. The Board directed senior management to decline the URI offer to purchase the Company’s North America operations and to negotiate with URI for an increased purchase price for the sale of the entire Company. The Board discussed 2019 Review Process and discussed whether to reconnect with a certain prospective strategic and private equity sponsor bidders that had previously expressed interest in the Company. At the conclusion of this discussion, the Board authorized a director to contact prospective bidders to explore their interest in submitting a bid to acquire the Company and report back to the Board on those potential parties’ interest in submitting a bid. The Board also discussed the advisability of engaging a financial advisor to assist the Board with any potential transaction and the evaluation of any competing bids. Following discussion in which the Board considered various relationships between the Company and certain investment banking firms, as well as other investment banking firms that might have relevant qualifications and expertise, the Board determined that it would contact three banks for consideration as a potential financial advisor to the Board.

Mr. Miller called URI senior management later on March 14, 2021 to advise that the Board had declined the URI proposal to purchase the Company’s North American operations and had not accepted URI’s March 12, 2021 proposal to acquire the Company for $18 per Share and requested that URI reconsider and submit a proposal at a higher valuation.

On March 15, 2021, Mr. Valenta and a URI senior management representative discussed the proposed $19 per Share purchase price.

URI submitted a revised non-binding written proposal on March 15, 2021 that included a $19.00 per Share price to acquire the entire Company, subject to the satisfactory completion of due diligence and the negotiation of a mutually satisfactory merger agreement. The URI proposal included a provision providing that the parties would work towards an April 15, 2021 signing and announcement of the merger agreement.

On March 16, 2021, Mr. Miller called a representative of URI senior management to confirm that the Company would be willing to proceed based on URI’s March 15, 2021 proposal to acquire the entire Company at the price of $19.00 per Share in cash, subject to agreement on the terms and conditions to be included in a definitive agreement.

On March 16, 2021 the Company’s Board, senior management and Morrison & Foerster representatives met. The Company director reported that their communications with other prospective bidders had not resulted an expression of interest from any other parties. The Board reviewed the terms of the private equity sponsor’s $18 per Share proposal and the URI $19 per Share proposal. After extended deliberation the Board directed senior management to reject the private equity sponsor proposal and to negotiate and prepare a merger agreement incorporating URI’s $19 per Share proposal for the Board’s review. At the same meeting, the Company’s Board discussed the proposed engagement terms from three banks to serve as financial advisor to the Board. Following such discussion, the Board formally approved the engagement of D.A. Davidson & Co. (“DA Davidson”) as its financial advisor based on DA Davidson’s knowledge of the Company’s industry and the Company’s business and affairs as well as DA Davidson’s prior successful representation of the Company in registered debt offerings. On March 16, 2021, the Company, the Board and DA Davidson entered into an engagement letter.

Representatives of URI and Company senior management held regular telephonic calls from March 17, 2021 through April 15, 2021, the date the merger agreement was signed, regarding the terms of the proposed transaction, required regulatory approvals and consents, URI’s due diligence investigation and the negotiation and preparation of the merger agreement and other definitive transaction agreements.

On March 19, 2021, the Board met with senior management and representatives of Morrison & Foerster to discuss the potential timing and structure of a transaction and the current state of discussions and negotiations with the parties. The Board also reviewed with Christopher Wilson, the Company’s General Counsel, and representatives of Morrison & Foerster the Board’s fiduciary duties in the context of evaluating a potential sale of the Company.

At the request of Mr. Wilson, on March 26, 2021 URI and S&C delivered a draft of the Company’s representations and warranties that would be included in the merger agreement.

S&C delivered an initial draft of the merger agreement to Morrison & Foerster on March 31, 2021. The draft merger agreement included the previously shared representations and warranties and provided for a tender offer and a reverse triangular merger pursuant to Section 251(h) of the DGCL. The draft merger agreement contemplated that certain stockholders of the Company would deliver a tender and support agreement to URI concurrent with execution of the merger agreement. The draft merger agreement generally included customary terms and conditions for such an agreement. The draft merger agreement included a right of the Board to change its recommendation in response to a superior proposal after providing the buyer with a right to match such proposal, but did not give the Board the right to change its recommendation in other circumstances and did not give the Board the right to terminate the merger agreement to accept any such proposal.

On April 2, 2021, senior management and representatives of Morrison & Foerster and DA Davidson reviewed the draft merger agreement and prepared a list of issues in the draft merger agreement, including that the merger agreement should provide the Board a customary right to change its recommendation and a customary termination right, subject to match rights, to accept a superior proposal. Later that day, the Company delivered a list of the principal open issues in the draft merger agreement to URI and S&C. On April 3, 2021, URI senior management, S&C, Company senior management and Morrison & Foerster representatives held a conference call to discuss open issues in the merger agreement and proposed timing to sign the merger agreement.

On April 5, 2021, Morrison & Foerster delivered proposed revisions to the merger agreement to S&C, and the Company delivered to URI and S&C the first draft of the tender and support agreement as contemplated by the draft merger agreement.

On April 5, 2021, Mr. Valenta and Mr. Miller met in person with representatives of URI senior management. Mr. Valenta, Mr. Miller and the URI representatives discussed several business issues in the merger agreement and agreed to continue to work towards an April 15, 2021 signing and transaction announcement, subject to direction and approval of their respective boards of directors.

On April 6, 2021, senior management and representatives of Morrison & Foerster and S&C discussed various open issues in the draft merger agreement. Also on April 6, representatives of S&C provided to the Company drafts of key employee agreements for U.S. and Canadian employees and a non-compete agreement for Mr. Valenta.

S&C sent a revised draft of the merger agreement to the Company and Morrison & Foerster on April 7, 2021, which included a customary right of the Board to change its recommendation in connection with a superior proposal and a customary termination right, subject to match rights, to accept a superior proposal. Later that day, representatives of URI senior management and S&C held a call with Mr. Wilson and Morrison & Foerster representatives and to negotiate open points in the merger agreement.

On April 8, 2021, the Company sent URI and S&C a revised draft of the merger agreement that included, among other things, a customary right of the Board to change its recommedation in connection with an intervening event, and S&C sent revised drafts of the tender and support agreement and merger agreement to the Company and Morrison & Foerster.

On April 9, 2021, the Board met to review and consider the draft merger agreement, tender and support agreement and the other ancillary agreements, copies of which had previously been made available to the Board. Senior management, Morrison & Foerster representatives and D.A. Davidson representatives also participated in the meeting. During the meeting, Mr. Wilson and representatives of Morrison & Foerster provided an update regarding the status of negotiations of the merger agreement with URI. The Board discussed various provisions in the draft merger agreement. Thereafter, Morrison & Foerster again discussed with the Board the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives. Charles Barrantes, the

Company’s Executive President and Chief Financial Officer, reviewed with the Board the Company’s historical performance and, in response to the Board’s request for a report concerning the Company management’s view of the Company’s stand-alone business plan and prospects, presented long-term forecasts that had been previously provided to DA Davidson in connection with the preparation of its fairness opinion, including the methodology used to create the forecasts, the assumptions underlying the forecasts and the perceived challenges and risks associated with the Company’s ability to meet such forecasts. Following this discussion, the Board indicated that it would review the forecast information provided by management. DA Davidson representatives reviewed and discussed with the Board, among other things, financial aspects of the proposed transaction and potential considerations for whether to see other proposals or pursue a standalone alternative, including the Company’s historical stock price performance, illustrative future trading prices of the Company’s stock based on historical trading multiples, implied values for the Company on a sum-of-the-parts basis, a review of announced estimated synergies in selected prior M&A transactions in the rental services industry, a review of URI and other prospective bidders and illustrative alternative sale scenarios based on publicly available information and a review of break fees in selected prior M&A transactions. The DA Davidson representatives also reviewed and discussed with the Board a preliminary version of their financial analyses with respect to the potential consideration.

Later on April 9, 2021, Mr. Wilson and URI senior management discussed various open points in the draft merger agreement and tender and support agreement, subject to the finalization of URI’s due diligence and the Company’s disclosure schedules. Among other things, Mr. Wilson requested on behalf of the Company that the tender and support agreements terminate upon any change of recommendation by the Board pursuant to the merger agreement. Later that morning, S&C sent revised drafts of the merger agreement and the tender and support agreement to the Company and Morrison & Foerster, reflecting the prior discussion on the open points in the merger agreement and tender and support agreement, including a termination of the tender and support agreements upon a change of recommendation by the Board pursuant to the merger agreement.

On April 10, 2021, the Company delivered to S&C and URI an initial draft of the Company disclosure schedules to the merger agreement. From April 10 to April 15, 2021, URI’s due diligence investigation continued, and during the same period URI and the Company exchanged revised drafts of, comments to and requests for information relating to the Company disclosure schedules. The parties also negotiated and revised the other ancillary agreements between April 10, 2021 and April 15, 2021.

The URI and United Rentals (North America), Inc. (“URNA”) boards of directors, URI senior management and S&C representatives met on April 12, 2021, and reviewed the terms of the merger agreement with management and S&C. At the April 12, 2021 meetings the URI and URNA boards of directors each unanimously determined it advisable and in their best interests and the best interests of their respective stockholders for URNA to enter into the merger agreement and consummate the Offer, the Merger and the other transactions contemplated by the merger agreement, approved the merger agreement and the transactions contemplated thereby, and authorized URI senior management to negotiate, finalize and enter into the merger agreement.

Following the URI and URNA board meetings on April 12, 2021, S&C sent a revised draft of the merger agreement to the Company and Morrison & Foerster reflecting revisions that provided for the Company’s preferred stock to be redeemed after closing. URI and the Company sent each other further revisions to the merger agreement on April 14 and 15, 2021.

On April 15, 2021, the Company Board met to review and consider the final proposed forms of the merger agreement, tender and support agreement, the noncompetition agreement and the employment agreements, copies of which had previously been made available to the Board. Senior management, Morrison & Foerster representatives and DA Davidson representatives also participated in the meeting. Senior management, Mr. Wilson and representatives of Morrison & Foerster reviewed recent negotiations and changes to the proposed agreements. The chair of the Compensation Committee of the Board reported that the Compensation Committee had approved of various compensation arrangements and adopted resolutions in accordance with Rule 14d-10(d)

under the Exchange Act. The Board thereafter reviewed and approved the projections for the Company that had been prepared and presented by Company management and discussed by the Board at its April 9 meeting, for use by DA Davidson in its analyses. See the heading titled “—Certain Prospective Financial Information” for further information regarding the “Forecasts.” Representatives of DA Davidson then reviewed with the Board DA Davidson’s financial analyses of the Offer Price and the Merger Consideration, and rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 15, 2021, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of DA Davidson’s financial analyses and opinion, please see the heading titled “—Opinion of the Company’s Financial Advisor”. The written opinion delivered by D.A. Davidson is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation of the Board”), the Board unanimously (1) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (3) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (4) resolved to recommend that the stockholders of the Company tender their Shares to Merger Sub pursuant to the Offer.

Early in the evening of April 15, 2021, after the close of trading, Mr. Wilson informed URI senior management and S&C that the Company Board had unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Later on April 15, 2021, URI, URNA and the Company executed and delivered the Merger Agreement and certain stockholders of the Company executed and delivered the Tender and Support Agreements and other ancillary documents to the Merger Agreement. Still later on April 15, 2021, URI and the Company issued a joint press release announcing the execution of the Merger Agreement.

On April 26, 2020 Merger Sub commenced the Offer, and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares tender their Shares in the Offer, the Board reviewed, evaluated, and considered numerous factors and benefits of the Offer and the Merger. As a result, for the reasons set forth below, the Board recommends that the Company’s stockholders tender their Shares in response to the Offer:

Offer Price. The Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares; and

•	the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $19.00 represents:

•	a 55.5% premium to the closing price of $12.22 on April 14, 2021, the day prior to the announcement of the Merger Agreement on April 15, 2021, after the close of trading;

•

a premium of 62.8%, 56.4%, 54.5%, 122.5%, 160.3%, 187.4%, and 107.0% over the closing price on the trading date one week, two weeks, one month, three months, six months, one year and two years, respectively, prior to April 14, 2021; and

•	a 44.6% premium to the 52-week high closing price of $13.14, and a 311.3% premium to the 52-week low closing price of $4.62.

The Company’s Operating and Financial Condition and Prospects. The Board considered the Company’s operating and financial performance and its prospects, including certain prospective forecasts for the Company prepared by the Company’s senior management, which reflect an application of various assumptions of senior management. The Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “—Certain Prospective Financial Information,” and that as a result the Company’s actual financial results in future periods could differ materially from senior management’s prospective forecasts.

Potential Strategic Alternatives. The Board considered, after a review of the Company’s long-term strategic goals and opportunities, competitive environment and short- and long-term performance in light of the Company’s strategic plan, and discussions with the Company’s senior management and outside legal and financial advisors, the challenges and risks of continuing as a stand-alone public company and the potential strategic alternatives available to the Company. Following such review, the Board determined that the value offered to the Company’s stockholders pursuant to the Merger Agreement is more favorable to the Company’s stockholders than the alternative of remaining a stand-alone public company and pursuing the Company’s long-term plan (taking into account the potential risks, rewards and uncertainties associated therewith).

Negotiation Process. The Board considered the enhancements that the Company and its advisors were able to obtain as a result of arm’s-length negotiations with URNA, including the increase in the valuation offered by URNA from $18 per Share at the time of its updated expression of interest on March 12, 2021 to $19 per Share at the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the certainty of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Board also considered the fact that, should any potential counterparty be interested in pursuing a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction under and pursuant to the terms of the Merger Agreement with URNA.

D.A. Davidson’s Opinion and Related Financial Presentation. The Board considered the financial presentation, dated April 15, 2021, of D.A. Davidson to the Board and the written opinion, dated April 15, 2021, of D.A. Davidson to the Board to the effect that, as of such date and subject to various qualifications and assumptions described therein, the $19.00 consideration to be received by the holders of the Company Common Stock (other than Excluded Shares) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders, as more fully described below under the heading titled “—Opinion of the Company’s Financial Advisor.”

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (2) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that the Board determines constitutes or is reasonably likely to result in an offer that is superior from a financial point of view to the Company’s stockholders than the Offer and the Merger, (3) the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares tender their Shares, including in connection with a superior offer, (4) the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer, (5) the respective termination rights of the Company and URNA, and (6) the $22 million termination fee payable by the Company under certain circumstances, which the Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not be payable unless the Board changed its recommendation or entered into an agreement for a superior offer.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk relating to the condition and operations of the Company, and (3) the likelihood of obtaining required regulatory approvals. The Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe also could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Merger Sub must extend the Offer on one or more occasions in consecutive increments of up to five business days (or such longer period as may be consented to by the Company) if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by URNA or Merger Sub); provided that Merger Sub will not be required to or, without the prior consent of the Company (not to be unreasonably withheld, conditioned or delayed), be permitted to extend the Offer beyond the earliest to occur of the termination of the Merger Agreement and the “End Date” (as defined in the Merger Agreement, which date is expected to be September 12, 2021, subject to extension to October 12, 2021 under certain circumstances).

Appraisal Rights. The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under Section 262 of the DGCL.

Business Reputation of URNA. The Board considered the business reputation and capabilities of URNA and its management and the substantial financial resources of URNA and, by extension, Merger Sub, which the Board believed supported the conclusion that a transaction with URNA and Merger Sub could be completed relatively quickly and in an orderly manner.

Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s regulatory and other business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares, particularly in light of the internal and external risks and uncertainties associated with certain macroeconomic conditions, including the COVID-19 pandemic and the current state of the U.S. and global economies, including the increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on our industry, and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•	the fact that the Company’s stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s standalone strategic business plan;

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the effect of the public announcement of the Merger Agreement, including effects on the Company’s relationship with its partners and other business relationships and the Company’s ability to attract and retain key management and personnel;

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the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and requires payment by the Company of a $22 million termination fee under certain circumstances, including in the event the Merger Agreement is terminated by the Company to accept a superior offer or by URNA due to a change of recommendation by the Board;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, the Company will have incurred significant transaction costs, and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;

•

the interests that certain directors and executive officers of the Company may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, as described in Item 3 under the heading titled “—Arrangements with the Company’s Executive Officers and Directors”; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Board believed were appropriate to consider, the Board unanimously approved the Merger Agreement and the Transactions, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer.

Opinion of the Company’s Financial Advisor.

The Company retained D.A. Davidson as its financial advisor in connection with the Offer and the Merger. On April 15, 2021, D.A. Davidson rendered a written opinion, dated April 15, 2021, to the Company’s Board to the effect that, as of such date and based upon and subject to various qualifications and assumptions described therein, the $19.00 consideration to be received by the holders of the Shares (other than Excluded Shares) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

The full text of the aforementioned written opinion of D.A. Davidson, dated April 15, 2021, which sets forth assumptions made, matters considered, and limits on the scope of the review undertaken by D.A. Davidson, is attached as Annex A to this Schedule 14D-9. The summary of the opinion of D.A. Davidson set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such written opinion, which is incorporated herein by reference. Holders of the Shares are encouraged to read the written opinion in its entirety.

D.A. Davidson’s written opinion was for the information of the Company’s Board of Directors (in its capacity as such) in connection with its consideration of the Offer and the Merger, and addressed only the fairness, from a financial point of view, to the holders of the Shares (other than Excluded Shares) of the $19.00 consideration to be received by such holders in connection with the Offer and the Merger. D.A. Davidson’s opinion was not intended to be and does not constitute a recommendation as to how any stockholder of the Company should vote or act with respect to the Offer and the Merger or any matter relating thereto (including, without limitation, whether any stockholder should tender in the Offer).

In connection with preparing its opinion, D.A. Davidson reviewed, among other things:

•	a substantially final draft, dated April 14, 2021, of the Merger Agreement;

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certain publicly available business and financial information about the Company (including the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended June 30, 2020 and unaudited consolidated financial statements of the Company contained in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 3020 and December 31, 2020) and certain publicly available research analysts’ reports for the Company;

•	certain other historical financial and business information about the Company made available to D.A. Davidson from the internal records of the Company that D.A. Davidson deemed relevant;

•

certain financial projections for the Company prepared by or at the direction of management of the Company, as approved for D.A. Davidson’s use by the Company, which are summarized in “—Certain Prospective Financial Information” below;

•	the financial and operating performance of the Company with publicly available information concerning certain other companies that D.A. Davidson deemed relevant;

•	the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions that D.A. Davidson deemed relevant;

•	the current and historical market prices and trading activity of the Shares and that of the common stock of certain other publicly-traded companies that D.A. Davidson deemed relevant; and

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other such financial studies, analyses, investigations, economic and market information that D.A. Davidson considered relevant including discussions with management and other representatives and advisors of the Company concerning the business, financial condition, results of operations and prospects of the Company.

Furthermore, D.A. Davidson considered the results of the Company’s efforts, without D.A. Davidson’s assistance, to solicit the interest of certain third parties with respect to a possible sale of the Company. D.A. Davidson was not authorized to solicit and did not solicit the interest of any other parties with respect to the sale of all or any part of the Company or any other alternative transaction or strategy.

In arriving at its opinion, D.A. Davidson, with the consent of the Company, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for D.A. Davidson. D.A. Davidson did not independently verify (nor did it assume responsibility for independently verifying) such information or its accuracy or completeness. D.A. Davidson relied on the assurances of management of the Company that it was not aware of any facts or circumstances that would make any of such information inaccurate or misleading. D.A. Davidson did not undertake and was not provided with any independent evaluation or appraisal of any of the assets or liabilities

(contingent or otherwise) of the Company. In addition, D.A. Davidson did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of the Company, and was not provided with any reports of such physical inspections. D.A. Davidson assumed that there was no material change in the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to D.A. Davidson.

With respect to the financial projections reviewed by D.A. Davidson, D.A. Davidson was advised by management of the Company, and assumed with the consent of the Company, that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. D.A. Davidson assumed no responsibility for and expressed no opinion as to such projections or the assumptions on which they were based.

D.A. Davidson assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements were true and correct in all respects material to its analysis, and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to its analysis. D.A. Davidson also assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Offer and the Merger would be obtained without any material adverse effect on the Company, the Offer or the Merger. Further, D.A. Davidson assumed that the executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by it.

D.A. Davidson assumed in all respects material to its analysis that the Company would remain as a going concern for all periods relevant to its analysis. D.A. Davidson expressed no opinion regarding the liquidation value of the Company.

D.A. Davidson’s opinion was limited to the fairness, from a financial point of view, of the $19.00 consideration to be received by the holders of the Shares (other than Excluded Shares) in the Offer and the Merger (without regard to any terms or aspects of any tender and support agreements, non-competition agreements or employment agreements relating to the Offer and the Merger). D.A. Davidson did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the Offer or the Merger (including, without limitation, the form or structure of the Offer and the Merger or how outstanding preferred stock, restricted common stock, restricted stock units and options issued by the Company are to be treated in connection with the Offer and the Merger) or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into in connection with the Offer and the Merger, or as to the underlying business decision by the Company to engage in the Offer and the Merger. Furthermore, D.A. Davidson expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, URNA or Merger Sub, or any class of such persons (or with respect to the fairness of any such compensation or the amount or nature thereof), relative to the $19.00 consideration to be received by the holders of the Shares (other than Excluded Shares) in the Offer and the Merger. D.A. Davidson’s opinion did not take into account individual circumstances of specific holders of the Shares with respect to control, voting or other rights which might distinguish such holders.

D.A. Davidson expressed no view as to, and its opinion did not address, the relative merits of the Offer and the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or were available. In addition, its opinion did not address any legal, regulatory, tax or accounting matters, as to which D.A. Davidson understood that the Company obtained such advice as it deemed necessary from qualified professionals.

D.A. Davidson did not evaluate the solvency or fair value of the Company, URNA or Merger Sub under any state, federal, foreign or other laws relating to bankruptcy, insolvency or similar matters. The opinion was not a solvency opinion and did not in any way address the solvency or financial condition of the Company, URNA or

Merger Sub. D.A. Davidson did not express any opinion as to the impact of the Offer and the Merger on the solvency or viability of the Company, URNA or Merger Sub or the ability of the Company, URNA or Merger Sub to pay their respective obligations when they come due.

D.A. Davidson’s opinion was reviewed and approved by an authorized committee of D.A. Davidson.

D.A. Davidson’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to D.A. Davidson as of, the date of its opinion. Events occurring after the date of D.A. Davidson’s opinion may affect the opinion and the assumptions used in preparing it, and D.A. Davidson did not assume any obligation to update, revise or reaffirm its opinion.

The following summarizes the material financial analyses performed by D.A. Davidson in connection with the delivery of its opinion to the Company’s Board of Directors at its meeting on April 15, 2021, which material financial analyses were considered by D.A. Davidson in rendering its written opinion.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by D.A. Davidson, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by D.A. Davidson.

Selected Public Companies Analysis.

D.A. Davidson reviewed certain financial information for the following publicly traded corporations operating in the specialty rental services industry (collectively, the “selected companies”):

•	McGrath RentCorp

•	WillScot Mobile Mini Holdings Corp.

The table below sets forth mean enterprise value-to-2020 and 2021 adjusted EBITDA, EBIT and free cash flow (calculated as adjusted EBITDA less net capital expenditures) multiples and mean closing stock price-to-2020 and 2021 EPS multiples for the selected companies using publicly available financial information (including average Capital IQ consensus estimates for 2021 and, in the case of 2020 financial data for WillScot Mobile Mini Holdings Corp., pro forma for the then pending merger between WillScot Corporation and Mobile Mini, Inc.) and pricing data as of April 14, 2021.

Enterprise Value as a Multiple of:	Mean of Selected Companies
Calendar Year 2020 Adjusted EBITDA	11.7x
Calendar Year 2021E Adjusted EBITDA	11.2x
Calendar Year 2020 EBIT	23.0x
Calendar Year 2021E EBIT	19.6x
Calendar Year 2020 Free Cash Flow	16.0x
Calendar Year 2021E Free Cash Flow	15.3x
Calendar Year 2020 EPS	30.3x
Calendar Year 2021E EPS	27.0x

D.A. Davidson then applied selected ranges of 2020 and 2021 adjusted EBITDA, free cash flow and EPS multiples derived from the selected companies to the corresponding financial data for the Company based on its historical calendar year 2020 financial information and financial projections for the Company prepared by the management of the Company. This analysis indicated the following ranges of implied per share values for the Shares as summarized below.

Enterprise Value/Closing Stock Price as a Multiple of:	Selected Range of Multiples	Implied Per Share Range for the Shares
Calendar Year 2020 Adjusted EBITDA	9.1x - 14.3x	$14.51 - $29.84
Calendar Year 2021E Adjusted EBITDA	9.2x - 13.2x	$17.02 - $29.94
Calendar Year 2020 Free Cash Flow	11.7x - 20.4x	$16.48 - $37.81
Calendar Year 2021E Free Cash Flow	11.9x - 18.6x	$14.70 - $29.80
Calendar Year 2020 EPS	19.5x - 41.2x	$7.62 - $16.10
Calendar Year 2021E EPS	18.7x - 35.2x	$16.05 - $30.21

D.A. Davidson compared the foregoing implied per share ranges for the Shares to the $19.00 per share consideration in the Offer and the Merger and the closing stock price of the Shares on April 14, 2021 of $12.22.

Selected Precedent Transactions Analysis.

D.A. Davidson analyzed certain publicly available information for the following selected transactions in the specialty rental services industry announced since 2017 (collectively, the “selected transactions”):

Announcement Date	Target	Acquirer
3/2/2020	Mobile Mini, Inc.	WillScot Corp.
11/13/2018	Target Logistics Management, LLC	Platinum Eagle Acquisition Corp.
7/2/2018	BakerCorp International Holdings, Inc.	United Rentals, Inc.
6/22/2018	Modular Space Holdings, Inc.	WillScot Corp.
12/12/2017	New Acton Mobile Industries, LLC	WillScot Corp.
8/21/2017	WillScot Corp.	Double Eagle Acquisition Corp.
7/24/2017	United Site Services, Inc.	Platinum Equity, LLC

For each of the selected transactions, D.A. Davidson calculated, among other things, the enterprise value implied by the transaction as a multiple of adjusted EBITDA based on press releases and public filings at the time of announcement of the relevant transaction. The following table sets forth mean, median, high and low enterprise value-to-adjusted EBITDA multiples for the selected transactions:

Enterprise Value as a Multiple of:	Mean	Median	High	Low
Adjusted EBITDA	10.1x	10.4x	11.9x	9.1x

D.A. Davidson then applied selected ranges of adjusted EBITDA multiples derived from the selected transactions to the calendar year 2020 adjusted EBITDA and the fiscal year ending June 30, 2021 adjusted EBITDA for the Company based on its historical calendar year 2020 financial information and financial projections for the Company prepared by the management of the Company. This analysis indicated the following ranges of implied per share values for the Shares as summarized below.

Enterprise Value as a Multiple of:	Selected Range of Multiples	Implied Per Share Range for the Shares
Calendar Year 2020 Adjusted EBITDA	9.1x - 11.9x	$14.46 - $22.67
Fiscal Year 2021E Adjusted EBITDA	9.1x - 11.9x	$14.51 - $22.74

D.A. Davidson compared the foregoing implied per share ranges for the Shares to the $19.00 per share consideration in the Offer and the Merger and the closing stock price of the Shares on April 14, 2021 of $12.22.

Premiums Paid Analysis.

D.A. Davidson reviewed the premiums paid in 28 selected acquisitions of U.S. based, publicly listed companies in the materials, industrials and consumer industries relative to the closing stock prices of the acquired companies seven days and 30 days prior to public announcement of the relevant transaction. The selected acquisitions consisted of transactions announced between March 1, 2011 through April 14, 2021 involving all-cash consideration and a tender offer followed by a merger

The 75th percentile, median and 25th percentile of premiums paid in the selected acquisitions reviewed by D.A. Davidson are indicated in the table below:

	Based on Closing Stock Price at
	7 Days prior to announcement	30 Days prior to announcement
75th Percentile of Premiums Paid	45.4%	42.0%
Median of Premiums Paid	28.4%	32.0%
25th Percentile of Premiums Paid	14.9%	20.0%

D.A. Davidson then applied selected ranges of premiums paid, using the first and third quartiles of the premiums paid to closing stock prices 7 days and 30 days prior to announcement in the selected acquisitions, to the closing stock price of the Company on April 14, 2021 of $12.22. This analysis indicated the following ranges of implied per share values for the Shares as summarized below.

Premiums Paid based on Closing Stock Price at:	Selected Range	Implied Per Share Range for the Shares
7 days prior to announcement	14.2% - 45.9%	$13.96 - $17.83
30 days prior to announcement	19.5% - 42.8%	$14.60 - $17.45

D.A. Davidson compared the foregoing implied per share ranges for the Shares to the $19.00 per share consideration in the Offer and the Merger and the closing stock price of the Shares on April 14, 2021 of $12.22.

Discounted Cash Flow Analysis.

D.A. Davidson performed a discounted cash flow analysis on the Company to calculate a range of implied per share values (as of July 1, 2021) for the Shares. Using discount rates ranging from 9.7% to 13.7%, D.A. Davidson discounted to present value as of July 1, 2021, (i) estimates of unlevered free cash flow assumed to be generated by the Company from July 1, 2021 through June 30, 2026 based on the projections prepared by the management of the Company, and (ii) a range of implied terminal values for the Company, which were calculated by applying terminal adjusted EBITDA multiples ranging from 8.0x to 10.0x to the Company’s fiscal year 2026 estimated adjusted EBITDA, as reflected in the projections prepared by the management of the Company. This analysis resulted in an implied per share range for the Shares of approximately $15.65 to $26.20, as compared to the $19.00 per share consideration in the Offer and the Merger and the closing stock price of the Shares on April 14, 2021 of $12.22.

Leveraged Buyout Analysis.

D.A. Davidson performed a leveraged buyout analysis to estimate the theoretical purchase prices that could be paid by a hypothetical financial buyer in an acquisition of the Company based on the projections prepared by the management of the Company taking into account the potential pro forma leverage structure of the Company that could result from financing such acquisition under customary market terms and assuming that such financial buyer would exit its investment at the end of the Company’s fiscal year 2026. Estimated exit values for the Company were calculated by applying a range of exit value multiples of 8.0x to 10.0x to the Company’s fiscal year 2026 estimated adjusted EBITDA, as reflected in the projections prepared by the management of the Company. D.A. Davidson then derived a range of theoretical purchase prices based on an assumed total leverage of 6.5x the Company’s fiscal year 2021 estimated adjusted EBITDA and using required internal rates of return for a financial buyer ranging from 20.0% to 30.0%. This analysis resulted in an implied per share range for the Shares of approximately $13.71 to $20.61, as compared to the $19.00 per share consideration in the Offer and the Merger and the closing stock price of the Shares on April 14, 2021 of $12.22.

Additional Considerations.

In arriving at D.A. Davidson’s opinion, D.A. Davidson performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying D.A. Davidson’s opinion. In arriving at its fairness determination, D.A. Davidson considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, D.A. Davidson made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is identical to the Company or the Offer and the Merger.

D.A. Davidson prepared these analyses for purposes of D.A. Davidson providing its opinion to the Company’s Board of Directors as to the fairness, from a financial point of view, of the $19.00 consideration to be received by the holders of the Shares (other than Excluded Shares) in the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, D.A. Davidson or any other person assumes responsibility if future results are materially different from those forecasted. D.A. Davidson’s opinion to the Company Board of Directors was one of many factors taken into consideration by the Company’s Board of Directors in making its determination to approve the Merger Agreement. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between the Company and URI. The foregoing summary does not purport to be a complete description of the analyses performed by D.A. Davidson in connection with its opinion.

The Company selected D.A. Davidson as its financial advisor because D.A. Davidson is leading full-service investment bank with extensive transaction experience serving corporate clients worldwide across five industry verticals: consumer, diversified industrials, financial institutions, real estate and technology.

During the two years preceding the date of its opinion, D.A. Davidson provided investment banking and other financial services to the Company for which it received compensation. Such services during such period included D.A. Davidson acting as an underwriter to the Company in a public offering of unsecured senior notes.

In the ordinary course of its business, D.A. Davidson and its affiliates may actively trade or hold securities of the Company or URI for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. D.A. Davidson may seek to provide investment banking or other financial services to the Company, URI or URNA in the future for which D.A. Davidson would expect to receive compensation.

Certain Prospective Financial Information.

The Company does not as a matter of course make public projections as to future revenues, operating income, earnings or other results beyond the current fiscal year due to the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s consideration of strategic alternatives, including the proposal from URNA, Company management prepared certain non-public, financial forecasts regarding the Company’s potential future performance as a stand-alone company for the fiscal years 2021 through 2026. The management forecasts were provided to the Board in connection with its evaluation of the Offer, the Merger and the Transactions. The management forecasts, which are summarized below, are referred to collectively in this Schedule 14D-9 as the “Forecasts”.

The Forecasts were also provided to D.A. Davidson, and the Board directed D.A. Davidson to use the Forecasts in the financial analyses performed by D.A. Davidson summarized above under “—Opinion of the Company’s Financial Advisor”.

Cautionary Note About the Forecasts

The Forecasts, while necessarily presented with numerical specificity, reflect numerous estimates and assumptions made by the Company, with respect to industry performance and competition, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, demand for the Company’s products and services, capital expenditure levels for the applicable periods and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 31, 2020 and December 31, 2020, and Current Reports on Form 8-K, as well as the section titled “Forward-Looking Statements” in Item 8 of this Schedule 14D-9. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

In addition to the various limitations described above, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the Company’s products. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of the Shares are cautioned not to place undue, if any, reliance on the Forecasts. The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Forecasts to be necessarily predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to not have been accurate. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of the Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that the Forecasts will be achieved. The Forecasts were prepared based on the Company’s continued operation as a stand-alone company and do not take into account the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Transactions or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement, or any impact should the Transactions fail to occur. In addition, the Forecasts do not take into account any circumstances, transactions, events, partnerships, or combinations occurring or anticipated to occur after the dates on which the Forecasts were prepared. The Forecasts are subjective in many respects and, thus, are subject to interpretation. The Company is including the summary of the Forecasts in this document solely because the

Forecasts were among the financial information made available to the Board and D.A. Davidson in connection with its evaluation of the Transactions, and not to influence your decision on whether to tender any Shares or how to vote on the Merger or for any other purpose. The inclusion of the Forecasts in this document does not constitute an admission or representation that the information is material.

The Company does not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Forecasts are no longer appropriate. Some or all of the assumptions underlying the Forecasts may have changed since the date the Forecasts were prepared.

Summary of the Forecasts

FYE 6/30	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$348	$384	$421	$439	$459	$474
Adjusted EBITDA(1)	$94	$112	$130	$136	$142	$148
Net Capital Expenditures	$22	$38	$33	$34	$34	$34
Free Cash Flow(2)	$73	$74	$96	$102	$109	$114

(1)

Adjusted EBITDA is defined as the Company’s earnings before interest, income taxes, impairment, depreciation and amortization and other non-operating costs and income. Includes adjustments for share-based compensation and refinancing costs not capitalized.

(2)	Free cash flow is defined as Adjusted EBITDA less net capital expenditures.

Certain of the measures included in the Forecasts, including Adjusted EBITDA and Free Cash Flow, are non-GAAP financial measures. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented in this Schedule 14D-9 may not be comparable to similarly titled measures reported by other companies.

Financial measures provided to a financial advisor are excluded from the SEC’s definition of non-GAAP financial measures and therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by D.A. Davidson for purposes of its financial analysis as described above in the section entitled “—Opinion of the Company’s Financial Advisor” or by the Board. Accordingly, a reconciliation of the financial measures included in the Forecasts is not provided.

Intent to Tender.

To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

In addition, each of the directors and executive officers of the Company have entered into a Tender and Support Agreement, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares as well as any additional Shares that he or she may acquire, to Merger Sub in the Offer. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) hereof under the heading “Arrangements between the Company, URNA and Merger Sub—Tender and Support Agreements.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

D.A. Davidson acted as the Company’s financial advisor in connection with the Offer and the Merger and will receive a fee for its services of $1,750,000, $550,000 of which became payable in connection with the rendering of D.A. Davidson’s opinion and the remainder of which is contingent upon consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse D.A. Davidson’s reasonable expenses and indemnify D.A. Davidson against certain liabilities that may arise out of D.A. Davidson’s engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the tender offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, except for the transaction set forth below.

On April 5, 2021, Jeffrey A. Kluckman gifted 175 shares of common stock to his adult daughter.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a

“stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York time, at the end of the day of Friday, May 21, 2021, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about April 26, 2021), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights); and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder of the Company who has otherwise complied with the procedures of Section 262 of the DGCL and perfected its appraisal rights must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

General Finance Corporation

39 East Union Street

Pasadena, CA 91103

Attention: General Counsel, Vice President and Secretary

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with

Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, URNA and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither URNA nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and URNA and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “moratorium”, “control share”, “fair price”, “interested stockholder” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, URNA, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, URNA, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, URNA and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may generally be shortened if the reviewing agency grants “early termination” (“ET”). As of February 4, 2021, however, the reviewing agencies have temporarily suspended granting ET, but they may reinstate it at any point. The initial waiting period may also be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and URNA each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on April 21, 2021. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on May 6, 2021, unless (a) the reviewing agencies reinstate ET and grant ET for this transaction, thereby shortening the period, (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of URNA and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

URNA and Merger Sub’s acquisition of the Shares pursuant to the Offer or the Merger is also subject to foreign investment related filings in Australia due to the Company having two Australian subsidiaries.

In Australia, the Australian Treasurer is responsible for reviewing transactions that meet certain thresholds under the Foreign Acquisitions and Takeovers Act 1975 of Australia (“FATA”). Approval will not be given to the Offer if the Australian Treasurer, on advice from the Australian Foreign Investment Review Board, considers that the indirect change in control of the Australian subsidiaries as a result of the Offer and the Merger is contrary to Australia’s national interest. URNA and Merger Sub filed the necessary application on 1 April 2021. The Company is not aware of any reasons why foreign investment approval will not be given. However, there can be no assurance that UNRA and Merger Sub will receive approval under FATA. If approval is not granted under FATA, Merger Sub will be prohibited from consummating the Offer and the Merger.

URNA’s acquisition of the Shares pursuant to the Offer or the Merger is also subject to a foreign direct investment filing in New Zealand. Under the Overseas Investment Act 2005 of New Zealand, as amended (the “NZ Act”), certain transactions may not be consummated unless the relevant acquirer has applied for, and obtained, consent from the Overseas Investment Office (the “OIO”). The requirement to obtain such consent under the NZ Act applies to Merger Sub’s acquisition of Shares in the Offer and the Merger, based on the value of the Company’s New Zealand assets and/or the proportion of the aggregate purchase price for the Shares under the Offer that is reasonably attributable to those assets. The OIO will consider the proposed acquisition of the Shares pursuant to the Offer and will grant consent if it is satisfied that URI, URNA and all individuals with control of those entities are suitable to own or control the relevant New Zealand subsidiaries of the Company, by assessing whether they are likely to pose risks to New Zealand, based on factors relating to their character and capability (the “investor test”). While we believe that the OIO will grant consent to Merger Sub’s acquisition of the Shares pursuant to the Merger Agreement, there can be no assurance of that. If the OIO refuses to grant consent to the Merger, Merger Sub will not be permitted to consummate the Offer.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for all shares of the stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the stock that was the subject of the tender offer but not tendered into the tender offer (other than stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries) is converted into the same consideration in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and the Company’s Quarterly Reports on Forms 10-Q for the three months ended September 30, 2020, and the three months ended December 31, 2020.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference contain forward-looking statements that are based on the Company’s current expectations, including, among other things, statements regarding the Offer and consummation of the acquisition of the Company, the payment of any consideration in connection therewith, the expected treatment of the Company’s outstanding equity awards, the required payment by the Company of a termination fee under certain circumstances, the effect of the Tender and Support Agreements, and any assumptions underlying any of the foregoing. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to (1) the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; (2) uncertainties as to how many of Company’s stockholders will tender their Shares in the Offer; (3) the possibility that the acquisition does not close; (4) the possibility that competing offers may be made; (5) risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); (6) risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; (7) the risk that the business will not be integrated successfully; (8) disruption from the transaction making it more difficult to maintain business and operational relationships; (9) negative effects of this announcement or the consummation of the proposed acquisition on the market price of the Company’s or URI’s common stock, credit ratings and operating results; (10) the risk of litigation and regulatory actions related to the proposed acquisition; (11) other business effects, including the effects of industry, market, economic, political or regulatory conditions; (12) other unexpected costs or delays in connection with the acquisition. These forward-looking statements are made as of the date of this Schedule 14D-9, are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed with the Securities and Exchange Commission, including the Company’s most recent reports on Form 10-K and Form 10-Q and Current Reports on Form 8-K that the Company has filed and may file from time to time, which could cause actual results to vary from expectations. The Company assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(i)	Offer to Purchase dated April 26, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by UNRA and Merger Sub on April 26, 2021).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Summary Advertisement, as published in the New York Times on April 26, 2021 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(i)	Joint Press Release, issued on April 15, 2021 by General Finance Corporation and United Rentals, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on April 16, 2021).

(a)(5)(ii)	Email to Employees of Pac-Van, Inc., Lone Star Inc., Southern Frac, LLC and PV Acquisition Corp. doing business as “Container King” dated April 15, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on April 16, 2021).

(a)(5)(iii)	Letter to the Company’s U.S. Employees from Matt Flannery, President and Chief Executive Officer of United Rentals, dated April 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on April 16, 2021).

(a)(5)(iv)	Letter to the Company’s Canadian Employees from Matt Flannery, President and Chief Executive Officer of United Rentals, dated April 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on April 16, 2021).

(a)(5)(v)	Email to Employees of Royal Wolf dated April 15, 2021 (incorporated by reference to Exhibit 99.4 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on April 16, 2021).

(a)(5)(vi)	Letter to the Company’s Asia Pacific Employees from Matt Flannery, President and Chief Executive Officer of United Rentals, dated April 2021 (incorporated by reference to Exhibit 99.5 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on April 16, 2021).

(e)(1)	Agreement and Plan of Merger, dated as of April 15, 2021, by and among United Rentals (North America), Inc., UR Merger Sub VI Corporation and General Finance Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on April 16, 2021).

(e)(2)	Confidentiality/Nondisclosure Agreement, dated March 1, 2019, between United Rentals, Inc., and General Finance Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Form of Tender and Support Agreement, dated as of April 15, 2021, by and among United Rentals (North America), Inc., UR Merger Sub VI Corporation and certain Company stockholders (incorporated by reference to Exhibit 10.1 to the Form 8-K filed April 16, 2021).

(e)(4)	Non-Competition Agreement, dated as of April 15, 2021, by and among Ronald Valenta, United Rentals (North America), Inc., and United Rentals, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed April 16, 2021).

(e)(5)	Form of Key Employee Employment Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed April 16, 2021).

(e)(6)	Form of Employee Letter Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed April 16, 2021).

(e)(7)	Form of Retention Bonus Letter (incorporated by reference to Exhibit 10.5 to the Form 8-K filed April 16, 2021).

(e)(8)	Amended and Restated Certificate of Incorporation filed April 4, 2006 (incorporated by reference to Exhibit 3.1 to the Company’s Form S-1, File No. 333-129830).

(e)(9)	Amended and Restated Bylaws as of October 30, 2007 (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-Q for the quarter ended September 30, 2007).

(e)(10)	Certificate of Designation for the Series B Preferred Stock filed with the Delaware Secretary of State on December 3, 2008 (incorporated by reference to the Company’s Form 8-K filed December 9, 2008).

(e)(11)	Amended and Restated Certificate of Designations, Preferences and Rights of 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock Association (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2018).

(e)(12)	General Finance Corporation 2009 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed October 19, 2009).

(e)(13)	General Finance Corporation 2014 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed October 17, 2014).

(e)(14)	Amendment to General Finance Corporation 2014 Stock Incentive Plan Association (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2014).

(e)(15)	Amended and Restated 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed December 9, 2015).

(e)(16)	Employment Agreement between Ronald Valenta and the Company dated March 16, 2021 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on March 17, 2021).

(e)(17)	Employment Agreement between Jody E. Miller and the Company dated January 1, 2018 (incorporated by reference to Exhibit 10.2 Registrant’s Form 8-K filed on January 3, 2018).

(e)(18)	Employment Agreement between Christopher Wilson and the Company dated September 2, 2006 (incorporated by reference to Exhibit 10.1 of the Company’s Form S-1 filed on January 29, 2008).

(e)(19)	Employment Agreement between Theodore M. Mourouzis and Pac-Van, Inc., dated October 5, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on October 5, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 26, 2021

General Finance Corporation

By:	/s/ CHRISTOPHER A. WILSON
	Name:	Christopher A. Wilson
	Title:	General Counsel, Vice President and Secretary

ANNEX A

April 15, 2021

Board of Directors

General Finance Corporation

39 E. Union Street

Pasadena, CA 91103

Members of the Board:

We understand that General Finance Corporation (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with United Rentals (North America), Inc. (“Parent”) and UR Merger Sub VI Corporation, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (i) Merger Sub will commence a cash tender offer (the “Tender Offer”) to acquire all of the issued and outstanding shares of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) for $19.00 per share in cash (the “Consideration”) and (ii) following the consummation of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, taken together with the Tender Offer, the “Transaction”) and, by virtue of the Merger, each outstanding share of Company Common Stock (other than shares owned by the Company (as treasury stock or otherwise) or then held by Parent or Merger Sub that was accepted for payment by Merger Sub in the Tender Offer (collectively, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Excluded Shares) of the Consideration to be received by such holders in the proposed Transaction.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	a draft, dated April 14, 2021, of the Agreement;

(ii)

certain publicly available business and financial information about the Company (including the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended June 30, 2020 and unaudited consolidated financial statements of the Company contained in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 3020 and December 31, 2020) and certain publicly available research analysts’ reports for the Company;

(iii)	certain other historical financial and business information about the Company made available to us from the internal records of the Company that we deemed relevant;

(iv)	certain financial projections for the Company prepared by or at the direction of management of the Company, as approved for our use by the Company;

(v)	the financial and operating performance of the Company with publicly available information concerning certain other companies that we deemed relevant;

(vi)	the proposed financial terms of the Transaction with the publicly available financial terms of certain other transactions that we deemed relevant;

(vii)	the current and historical market prices and trading activity of Company Common Stock and that of the common stock of certain other publicly-traded companies that we deemed relevant; and

(viii)

other such financial studies, analyses, investigations, economic and market information that we considered relevant including discussions with management and other representatives and advisors of the Company concerning the business, financial condition, results of operations and prospects of the Company.

Furthermore, we have considered the results of the Company’s efforts, without our assistance, to solicit the interest of certain third parties with respect to a possible sale of the Company. As you are aware, we have not been authorized to solicit and have not solicited the interest of any other parties with respect to the sale of all or any part of the Company or any other alternative transaction or strategy.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have relied on the assurances of management of the Company that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, and we have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.

With respect to the financial projections reviewed by us, we have been advised by management of the Company, and have assumed with your consent, that such projections have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. We assume no responsibility for and express no opinion as to such projections or the assumptions on which they were based.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated April 14, 2021, reviewed by us.

We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock (other than Excluded Shares) in the proposed Transaction (without regard to any terms or aspects of any tender and support agreements, non-competition agreements or employment agreements relating to the Transaction). We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction (including, without limitation, the form or structure of the Transaction or how outstanding preferred stock, restricted common stock, restricted stock units and options issued by the Company are to be treated in connection with the Transaction) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Transaction, or as to the underlying business decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, Parent or Merger Sub, or any class of such persons (or with respect to the fairness of any such compensation or the amount or nature thereof), relative to the Consideration. Our opinion does not take into account individual circumstances of specific holders of Company Common Stock with respect to control, voting or other rights which may distinguish such holders.

We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

We have not evaluated the solvency or fair value of the Company, Parent or Merger Sub under any state, federal, foreign or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Parent or Merger Sub. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent or Merger Sub or the ability of the Company, Parent or Merger Sub to pay their respective obligations when they come due.

We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

During the two years preceding the date of this letter, we have provided investment banking and other financial services to the Company for which we have received compensation. Such services during such period included D.A. Davidson & Co. acting as an underwriter to the Company in a public offering of unsecured senior notes.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Company or United Rentals, Inc. for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company, United Rentals, Inc. or Parent in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

This opinion is for the information of the Board of Directors of the Company (in its capacity as such) in connection with its consideration of the Transaction and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent. This opinion is not intended to be and does not constitute a recommendation as to how the stockholders of the Company should vote or act with respect to the Transaction or any matter relating thereto (including, without limitation, whether any stockholder should tender in the Tender Offer).

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock (other than Excluded Shares) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

D.A. Davidson & Co.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless

(1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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